Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

March 3, 2014

Item 3	News Release

A news release was issued through CNW Group on March 3, 2014.

Item 4	Summary of Material Change

On March 3, 2014, Rogers Communications priced an underwritten public offering of US$750 million aggregate principal amount of 5.00% senior notes due 2044 (the “US Notes”).

Item 5.1	Full Description of Material Change

The net proceeds from the issuance of the US Notes was approximately US$736 million and is expected to be used, together with available cash on hand and other debt funding, to fund the Cdn$3.29 billion cash investment required to acquire twenty year licenses for two blocks of contiguous, paired lower 700 MHz band spectrum located in the key rural and urban locations across Canada. The sale of the US Notes closed on March 10, 2014.

The US Notes were issued pursuant to a prospectus supplement and accompanying prospectus filed with the SEC as part of an effective shelf registration statement on Form F-10.

This material change report includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

March 11, 2014